SONGZAI INTERNATIONAL HOLDING GROUP, INC.
5237 FARAGO AVE.
TEMPLE CITY, CA 91780
******
March 15, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attn:  Robert Telewicz, Esq.
Staff Accountant

Re:     Songzai International Holding Group, Inc.
                           Form 8-K Item 4.01 filed January 20, 2005
                           File Number: 333-66994

Gentlemen:

Thank you for your comment letter dated March 9, 2005 (the "Comment Letter") with respect to the above-captioned current report. We have filed our Amendment No. 1 to the Current Report on Form 8-K/A (the “Form 8-K/A”) of Songzai International Holding Group Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

1. We have amended our filing to file as an Item 4.01 Form 8-K/A;

2. The effective date of our predecessor auditor's resignation was December 3, 2004, the same  date when we engaged the new auditor. We have clarified it on Form 8-K/A;

3. We have revised the report to cover the interim periods from the date of the last audited  financial statements to December 3, 2004.

Please let us know if you have further questions.

Sincerely,

By:	/s/ Hongjun Li
By: Hongjun Li
Title: President

cc:  Harold H. Martin, Esq.